UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2020

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHINA UNITED INSURANCE SERVICE, INC.

Full Name of Registrant

Former Name if Applicable

7F, No. 311 Section 3, Nan-King East Road,

Address of Principal Executive Office (Street and Number)

Taipei City, Taiwan

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China United Insurance Service, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the three months ended March 31, 2020 (the “Form 10-Q”) without unreasonable effort and expense. The Company’s delay in filing the Form 10-Q is due principally to the need for additional time for the Company to finalize, and for its independent public accounting firm to complete its review of, the Company's quarterly financial statements. The Company intends to file the Form 10-Q within the five-calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yi-Hsiao Mao	+8862	87126958
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China United Insurance Service, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2020	By:	/s/ Yi-Hsiao Mao
Yi-Hsiao Mao
Chief Executive Officer